UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Kirstin P. Salzman

Husch Blackwell LLP

4801 Main Street

Suite 1000

Kansas City, Missouri 64112

(816) 983-8316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Name of Reporting Person: AMC Entertainment Holdings, Inc. I.R.S. Identification No. of Above Person (Entities Only): 26-0303916

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 22,477,480 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 22,477,480 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,477,480 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.3%*

14	Type of Reporting Person (See Instructions): CO

(1) Includes 1,000,000 shares of the Issuer’s Common Stock held by AMC Starplex, LLC (“AMCS”) and shares of the Issuer’s Common Stock issuable to American Multi-Cinema, Inc. (“AMC”)AMCS if AMC and AMCS choose to redeem all Units of National CineMedia, LLC (“NCM LLC”) they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 79,134,647 shares outstanding as of March 5, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed on March 19, 2018, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

CUSIP No. 635309107

1	Name of Reporting Person: American Multi-Cinema, Inc. I.R.S. Identification No. of Above Person (Entities Only): 43-0908577

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 22,477,480 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 22,477,480 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,477,480 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 22.3%*

14	Type of Reporting Person (See Instructions): CO

(1) Includes 1,000,000 shares of the Issuer’s Common Stock held by AMCS and shares of the Issuer’s Common Stock issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units of NCM LLC they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS in lieu of a cash payment.

* Based on (i) 79,134,647 shares outstanding as of March 5, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed on March 19, 2018, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

CUSIP No. 635309107

1	Name of Reporting Person: AMC Starplex, LLC I.R.S. Identification No. of Above Person (Entities Only): 81-0775102

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,309,597 (1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,309,597 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,309,597 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 9.25%*

14	Type of Reporting Person (See Instructions): OO

(1) Includes 1,000,000 shares of the Issuer’s Common Stock held by AMCS and shares of the Issuer’s Common Stock issuable to AMCS if AMCS chooses to redeem all Units of NCM LLC it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS in lieu of a cash payment.

* Based on (i) 79,134,647 shares outstanding as of March 5, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed on March 19, 2018, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

EXPLANATORY NOTE

This Amendment No. 11 (“Amendment No. 11”) amends the Statement on Schedule 13D first filed on July 8, 2010, and as amended (the “Schedule 13D”), and is filed jointly by AMC Entertainment Holdings, Inc. (“Holdings”), American Multi-Cinema, Inc. (“AMC”), and AMC Starplex, LLC (“AMCS” and together with Holdings and AMC, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National CineMedia, Inc. (the “Issuer”) whose principal executive offices are at 9110 East Nichols Avenue, Suite 200 Centennial, Colorado 80112-3405.  This Amendment No. 11 reflects change to Items 2, 3, 4 and 5. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.                            Identity and Background.

Item 2 is hereby supplemented as follows:

Set forth on Schedule A to this Amendment No. 11 and incorporated by reference herein are the names, business addresses, principal occupations or employments, and citizenship of each executive officer and director of the Reporting Persons.

During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Wanda Affiliates or persons listed on Schedule A to Amendment No. 11 has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding an violation with respect to such laws.

Neither the filing of this Amendment No. 11 nor any of its contents shall be deemed to constitute an admission that any person, other than the Reporting Persons is the beneficial owner of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 3.                            Source and Amount of Funds or Other Consideration.

On March 15, 2018, pursuant to the Common Unit Adjustment Agreement (the “CUA Agreement”), National CineMedia, LLC (“NCM LLC”) AMC that it will return 915,159 Units of NCM LLC in accordance with the 2017 Annual Adjustment. The Units will be settled on March 29, 2018. Pursuant to the CUA Agreement, AMC designated AMCS as the entity that will return the Units. In accordance with the terms of the CUA Agreement, no payment was made or received by or on behalf of AMC for such Units.

Item 4.                            Purpose of Transaction.

AMCS returned the Units referred to in Item 3 of this Amendment No. 11 pursuant to the CUA Agreement from the 2017 Annual Adjustment, in each case for investment purposes.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                            Interest in Securities of the Issuer.

On March 15, 2018, pursuant to the CUA Agreement, NCM LLC notified AMC that it will return 915,159 Units of NCM LLC in accordance with the 2017 Annual Adjustment. The Units will be settled on March 29, 2018.

AMCS currently owns 1,000,000 shares of Issuers Common Stock.

Each Unit of NCM LLC is immediately redeemable for one share of the Issuer’s Common Stock or, at the Issuer’s option, a cash payment equal to the market price of one share of the Issuer’s Common Stock. Accordingly, if AMC chooses to redeem all of the Units it owns and the Issuer elects to issue shares of its Common Stock to AMC in exchange for all of the Units owned by AMC, then AMC would receive 13,167,883 shares of the Issuer’s Common Stock upon the exchange. Also accordingly, if AMCS chooses to redeem all of the Units it owns and the Issuer elects to issue shares of its Common Stock to AMCS in exchange for all of the Units owned by AMCS, then AMCS would receive an additional 8,309,597 shares of the Issuer’s Common Stock upon the exchange.

Therefore, AMC directly and through its ownership and control of AMCS (and by reason of its ownership of AMC, Holdings) may be deemed the beneficial owner of 22,477,480 shares of Common Stock, representing 22.34% of the shares of Common Stock outstanding (such percentage of shares outstanding being calculated based on (i) 79,134,647 shares outstanding as of March 5, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed on March 19, 2018, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS.

AMCS may be deemed the beneficial owner of 9,309,597 shares of Common Stock, 9.25% of the shares of Common Stock outstanding (such percentage of shares outstanding being calculated based on (i) 79,134,647 shares outstanding as of March 5, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed on March 19, 2018, plus (ii) the shares issuable to AMC and AMCS if AMC and AMCS choose to redeem all Units they own and the Issuer elects to issue shares of its Common Stock to AMC and AMCS in exchange for all of the Units owned by AMC and AMCS..

To the knowledge of the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to Amendment No. 11 directly owns any shares of Common Stock. As of March 20, 2018, Wanda America holds approximately 59.21% of Holdings’ total outstanding common stock and 81.32% of the combined total voting power of Holdings’ outstanding common stock.  Each of the Wanda Affiliates disclaims beneficial ownership of the Issuer’s Common Stock.

Item 7.                            Materials to be Filed as Exhibits.

Exhibit 1:                   Joint Filing Agreement, dated March 21, 2018.

Schedule A

Directors and Executive Officers

AMC Entertainment Holdings, Inc.

The name, principal occupation and citizenship of each director and executive officer of Holdings, AMC and AMCS are set forth below, as of March 20, 2018. The address for each of directors and executive officer is c/o AMC Entertainment Holdings, Inc., One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

Name	Position(s) with Reporting Person(s) and Present Principal Occupation	Citizenship

Adam M. Aron	Chief Executive Officer and President (Holdings, AMC, and AMCS); Director (Holdings)	United States

Anthony J. Saich	Director (Holdings), Director of the Ash Center for Democratic Governance and Innovation and Daewoo Professor of International Affairs at Harvard University	United States

Maojun (John) Zeng	Chairman of the Board and Director (Holdings), President of Wanda Film Holding Co., Ltd.	China

Lloyd Hill	Director (Holdings), Retired	United States

Gary F. Locke	Director (Holdings), Owner of Locke Global Strategies, LLC	United States

Howard W. Koch, Jr.	Director (Holdings), Principal of The Koch Company	United States

Kathleen Pawlus	Director (Holdings), Retired	United States

Craig R. Ramsey	Executive Vice President and Chief Financial Officer (Holdings, AMC and AMCS); Director (AMC)	United States

Elizabeth Frank	Executive Vice President, Worldwide Programming & Chief Content Officer (Holdings, AMC and AMCS)	United States

John D. McDonald	Executive Vice President, U.S. Operations (Holdings, AMC, and AMCS); Director (AMC)	United States

Mark A. McDonald	Executive Vice President, Global Development (Holdings, AMC, and AMCS)	United States

Stephen A. Colanero	Executive Vice President and Chief Marketing Officer (Holdings, AMC and AMCS)	United States

Kevin M. Connor	Senior Vice President, General Counsel and Secretary (Holdings, AMC and AMCS); Director (AMC)	United States

Chris A. Cox	Senior Vice President and Chief Accounting Officer (Holdings, AMC and AMCS)	United States

Carla Sanders	Senior Vice President, Human Resources (Holdings, AMC and AMCS)	United States

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2018

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary

AMERICAN MULTI-CINEMA, INC.

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary

AMC STARPLEX, LLC

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary